Exhibit 99.1

394867

PRESS RELEASE

VERENIGING AEGON AMENDS ARTICLES OF INCORPORATION

The Hague, September 14, 2005 – Vereniging AEGON and AEGON N.V. announce an amendment to the Articles of Incorporation of Vereniging AEGON.

The amendment limits AEGON N.V.’s influence on future changes to the Articles of Incorporation of Vereniging AEGON. In the event of an undesired change in control at the General Meeting of Shareholders of AEGON N.V., Vereniging AEGON may, under certain circumstances, amend its Articles of Incorporation without AEGON N.V.’s cooperation.

This follows the changes in AEGON N.V.’s corporate governance, which were implemented in May 2003.

For further information on AEGON’s corporate governance please refer to the corporate website www.aegon.com and for the Articles of Incorporation of Vereniging AEGON please refer to www.verenigingaegon.nl.

About AEGON N.V.

AEGON N.V. is one of the world’s leading listed life insurance companies ranked by market capitalization and assets. AEGON’s head office is in The Hague, the Netherlands. At the end of 2004, AEGON companies employed about 27,000 people worldwide.

AEGON’s businesses focus on life insurance and pensions, savings and investment products. The group is also active in accident and supplemental health insurance and general insurance, and has limited banking activities.

AEGON’s three major markets are the United States, the Netherlands and the United Kingdom. In addition, the group is present in a number of other countries including Canada, Hungary, Slovakia, Spain and Taiwan. AEGON is also active in China, Poland and the Czech Republic.

Forward looking statements

The statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are made based upon management’s current expectations and beliefs concerning future developments and their potential effects upon the company. There can be no assurance that future developments affecting the company will be those anticipated by management. Actual results may differ materially from those included in the forward-looking statements.

These forward-looking statements involve risks and uncertainties including, but not limited to, the following: (1) changes in general economic conditions, including the performance of financial markets and interest rates; (2) customer responsiveness to both new products and distribution channels; (3) competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for the company’s products; (4) acts of God; (5) terrorism and acts of war; (6) mortality, morbidity and other factors that may affect the profitability of the company’s insurance products; and (7) the company’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

AEGON N.V.		Vereniging AEGON
Group Corporate Affairs & Investor Relations		Smink, Van der Ploeg & Jongsma Kees Jongsma

The Hague, the Netherlands
Analysts & Investors	+31 (0)70 344 83 05	Telephone	+ 31 (0)20 647 8181
Media	+31 (0)70 344 83 44	Mobile	+ 31 (0)6 54 798 253
Email	gca-ir@aegon.com	Email	cjongsma@spj.nl

Baltimore, the United States
Analysts & Investors	+1 877 548 9668 (toll free) / +1 410 576 45 77
Media	+1 410 576 45 26
Email	ir@aegonusa.com

2